June 3, 2019

Edward Kaye
Chief Executive Officer
Stoke Therapeutics, Inc.
45 Wiggins Avenue
Bedford, MA 01730

       Re: Stoke Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed May 23, 2019
           File No. 333-231700

Dear Dr. Kaye:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2019 letter.

Registration Statement on Form S-1

Description of capital stock
Anti-takeover provisions
Restated certificate of incorporation and restated bylaw provisions, page 151

1. We note your response to comment 8 in our letter dated April 17, 2019 that it is the registrant's position that the reference "to the fullest extent permitted by law" in your certificate of incorporation is sufficient to indicate that your exclusive forum provision will not apply to actions brought under the Exchange Act. However, this may not be clear to investors. If you do not intend to state in your certificate of incorporation that the provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions
 Edward Kaye
Stoke Therapeutics, Inc.
June 3, 2019
Page 2
         arising under the Exchange Act, as you do on page 153. In addition, please expand your risk factor on page 57 to state that your exclusive forum provision applies to claims under the Securities Act and to address any uncertainty as to whether a court would enforce an exclusive forum provision with respect to claims under the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameEdward Kaye                                 Sincerely,
Comapany NameStoke Therapeutics, Inc.
                                                              Division of
Corporation Finance
June 3, 2019 Page 2                                           Office of
Healthcare & Insurance
FirstName LastName